

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

<u>Via E-mail</u>
Mr. Robert Rosenkranz
Chairman of the Board and Chief Executive Officer
Delphi Financial Group, Inc.
1105 North Market Street, Suite 1230
P.O. Box 8985
Wilmington, DE 19899

Re: **Delphi Financial Group, Inc.**
      Form 10-K for the Year Ended December 31, 2010
      Filed March 1, 2011
      File No. 001-11462

Dear Mr. Rosenkranz:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief